

Mail Stop 7010

March 17, 2008

via U.S. mail and facsimile

Mark O. Eisele
Vice President - Chief Financial Officer & Treasurer
Applied Industrial Technologies, Inc.
One Applied Plaza
Cleveland, Ohio 44115

> **RE:** **Applied Industrial Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2007**
> **Filed August 27, 2007**
> **Forms 10-Q for the Fiscal Quarters Ended September 30, 2007 and**
> **December 31, 2007**
> **File No. 1-2299**

Dear Mr. Eisele:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, at (202) 551-3738, or me at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief